Sub-Item 77C

               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                          VAN KAMPEN U.S. MORTGAGE FUND

A Special Meeting ("Meeting") of Shareholders of Van Kampen U.S. Mortgage Fund was held on Tuesday, May 11, 2010. The Meeting was held for the following purpose:

(1)     Approve an Agreement and Plan of Reorganization.

The results of the voting on the above matter were as follows:

                                                                                                          Votes           Broker
Matter                                                                Votes For       Votes Against      Abstain         Non-Votes
------                                                                ---------       -------------      -------         ---------
(1)     Approve an Agreement and Plan of Reorganization...............33,336,399        1,250,619       2,095,666            0